120(2).77C

                                                                 Sub-Item 77C

              DREYFUS FLORIDA INTERMEDIATE MUNICIPAL BOND FUND

               MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

      A Special Meeting of Shareholders of Dreyfus Florida Intermediate Municipal Bond Fund (the "Fund") was held on December 18, 2002. Out of a total of 18,696,946.474 shares ("Shares") entitled to vote at the meeting, a total of 13,419,816.368 were represented at the Meeting, in person or by proxy. The following matter was duly approved of the holders of the Fund's outstanding Shares as follows:

     The Fund's Charter was amended to permit the issuance of additional classes of shares.


     Affirmative Votes                       Negative Votes

     11,372,006.602                     1,454,744.778